UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number: 001-13545

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Prologis 401(k) Savings Plan

4545 Airport Way

Denver, CO 80239

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Prologis, Inc.

Pier 1, Bay 1

San Francisco, CA 94111

PROLOGIS

401(k) SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

The Plan Administrator

Prologis 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Prologis 401(k) Savings Plan (the Plan) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) December 31, 2013, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/S/ KPMG LLP

Denver, Colorado

June 18, 2014

PROLOGIS

401(k) SAVINGS PLAN

Statements of Net Assets Available for Benefits (in thousands)

	December 31,
	2013	2012
Assets
Cash	$28	$17

Investments, at fair value:
Prologis common stock	5,903	5,682
Mutual funds	100,442	83,545
Self directed brokerage account	398	307

Total investments, at fair value	106,743	89,534

Notes receivable from participants	1,098	1,059
Contribution receivable from employer	165	73

Net assets available for benefits	$108,034	$90,683

See accompanying notes to financial statements.

PROLOGIS

401(k) SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits (in thousands)

	Year Ended December 31,
	2013	2012
Contributions:
Employer	$2,203	$1,950
Participants	5,535	5,369
Rollover	1,417	751

Total contributions	9,155	8,070

Net investment income:
Net appreciation in fair value of investments	15,732	9,656
Dividends and interest income	2,612	1,662
Other income	55	149

Total net investment income	18,399	11,467

Interest on notes receivable from participants	45	46

Total contributions, net investment income, and interest on notes receivable from participants	27,599	19,583

Deductions:
Benefits paid to participants	10,130	12,368
Administrative expenses	118	92

Total deductions	10,248	12,460

Net increase during the year	17,351	7,123
Assets transferred from the AMB Property, L.P. Savings and Retirement Plan	—	32,188
Net assets available for benefits:
Beginning of year	90,683	51,372

End of year	$108,034	$90,683

See accompanying notes to financial statements.

PROLOGIS

401(k) SAVINGS PLAN

Notes to Financial Statements

(1)	Description of the Plan

On June 3, 2011, ProLogis and AMB Property Corporation combined through a merger (the “Merger”). The combined company is known as Prologis, Inc. (“Prologis” or the “Company”). As a result of the Merger, Prologis assumed the ProLogis 401(k) Savings Plan. Effective January 1, 2012, this plan was renamed the Prologis 401(k) Savings Plan (the “Plan”). Prologis is the issuer of the securities held pursuant to the Plan. Also as a result of the Merger, Prologis assumed the AMB Property, L.P. Savings and Retirement Plan (“AMB Plan”), which was available after the Merger through December 31, 2011, to Prologis employees who were formerly with AMB Property Corporation. Effective January 1, 2012, the AMB Plan merged into the Plan, with the Plan continuing on as the surviving plan.

The terms of the Plan in 2013 and 2012 are substantially the same unless noted otherwise.

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established by Prologis. The Plan covers all eligible employees of the Company. Eligibility to participate begins with the date of hire and participation is voluntary. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The Plan trustee and record keeper is Wells Fargo Bank, N.A.

Contributions

Participants may contribute up to 75% of their combined pre-tax and post-tax annual compensation, as defined in the Plan, not to exceed $17,500 ($23,000 if age 50 or older) in 2013 and $17,000 ($22,500 if age 50 or older) in 2012. Participants may also contribute amounts representing rollovers from other qualified plans. The Company matches 50% of participants’ contributions up to a maximum of 6% of eligible compensation. The Plan also provides for discretionary Company contributions, which are allocated to participants’ accounts based on the relative compensation of participants. There were no discretionary Company contributions during 2013 and 2012.

Participant Accounts

Each participant’s account is credited with the participant contributions, Company contributions and an allocation of the Plan earnings. Earnings of the Plan are allocated to all participants’ accounts proportionately based on each participant’s investment allocation account balance.

Vesting

Participants are immediately vested in their contributions and any income or loss thereon.

Matching Company contributions are vested 100% at the completion of one year of service and do not partially vest prior to the completion of one year of service.

Investment Options

Upon enrollment in the Plan, a participant may direct contributions into various investment options, including Prologis’ common stock. Participant contributions may be invested in any or all of the investment options. Participants are allowed to exchange Prologis’ common stock for other investment options in accordance with Prologis’ insider trading policy.

The Company matching contributions deposited to the participant’s account follow the investment allocation of the participant’s elective deferral.

PROLOGIS

401(k) SAVINGS PLAN

Notes to Financial Statements - Continued

Payment of Benefits

Participants are entitled to receive benefit payments in the form of a lump-sum payment, an annuity or installment equal to 100% of their accrued benefit upon attainment of age 59 1⁄2, termination of employment, or upon death or disability. A participant who has terminated employment may defer benefit payments until reaching age 65, or may request a rollover from the Plan to another eligible retirement plan, provided their vested account balance is greater than $5,000. If a participant’s vested account balance is greater than $1,000 but less than $5,000, the Plan will automatically roll the distribution over to an individual retirement account. If the participant’s account balance is less than $1,000, it will be distributed in a lump-sum cash payment. The accrued benefit includes the sum of the value of participants’ contributions, allocation of earnings (losses), and the vested portion of Company contributions.

Forfeited Accounts

If a participant was not 100% vested and received a distribution of Company contributions, the dollars left in the Plan are called forfeitures. During 2013 and 2012, forfeitures totaled approximately $11,000 and $114,000, respectively. There were no unused forfeitures at December 31, 2013 or 2012. Forfeiture allocations from Company match contributions are used to reduce future Company match contributions. In 2013 and 2012, the amounts of forfeitures used for Company match contributions were approximately $11,000 and $114,000, respectively.

Notes Receivable from Participants

The Plan permits loans to participants in an amount not to exceed the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the participant’s account balance. Interest rates on participant’s loans ranged from 4.25% to 9.25% at December 31, 2013 and 2012. In 2013 and 2012, the maximum term of a loan was 5 years for a general purpose loan and up to 10 years for the purchase of a principle residence. As of December 31, 2013, these loans had expected maturities from 2014 to 2023. Principal and interest is paid ratably through regular payroll deductions. Loans are recorded at their outstanding balances and are presented as Notes receivable from participants in the Statements of Net Assets Available for Benefits.

Hardship Withdrawals

Participants may receive hardship withdrawals for reasons of financial hardship. Contributions from participants receiving a hardship withdrawal are disallowed for six months following the receipt of the hardship withdrawal.

(2)	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions in net assets during the reporting period. Estimates are used in the determination of fair value of investments. Actual results may differ from those estimates.

PROLOGIS

401(k) SAVINGS PLAN

Notes to Financial Statements - Continued

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. The shares of common stock are valued at the closing price reported on the active market on which the individual securities are traded. Shares of mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants

Participant loans are required to be classified as notes receivable from participants for all periods presented. The loans are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The Plan has included participant loans as Notes receivable from participants in the Statements of Net Assets Available for Benefits. Delinquent participant loans are reclassified as a distribution when collection is not probable.

Contribution Receivable from Employer

Amounts due to the Plan from the employer are required to be presented separately in the financial statements. The Company provides a true-up matching contribution after the end of the Plan year to all employees who did not receive their full eligible match during the Plan year. These employer matching contributions were deferred as of December 31, 2013 and 2012, and paid to the plan in 2014 and 2013, respectively. The Plan has included these deferred contributions as Contribution receivable from employer in the Statements of Net Assets Available for Benefits.

Net Appreciation in Fair Value of Investments

Net appreciation in fair value of investments, as reported in the accompanying Statements of Changes in Net Assets Available for Benefits, represents the increase or decrease in the fair value of the Plan’s investments over the period. Such income or loss is allocated to participants’ accounts based on relative participant account balances.

Administrative Expenses

Administrative expenses of the Plan are paid by the Plan. Such expenses will be a charge upon Plan assets and deducted by the trustee to the extent permitted by applicable law. Administrative expenses that were paid by the Plan in 2013 and 2012 were approximately $118,000 and $92,000, respectively.

Benefits Paid to Participants

Benefits paid to participants are recorded when paid.

Fair Value Measurements

The Company has estimated fair value using available market information and valuation methodologies believed to be appropriate for these purposes. The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The fair value hierarchy consists of three broad levels:

PROLOGIS

401(k) SAVINGS PLAN

Notes to Financial Statements - Continued

a.	Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

b.	Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

c.	Level 3 — Unobservable inputs for the asset or liability.

For the years ended December 31, 2013 and 2012, the Plan had no investments that were measured at fair value using Level 2 or Level 3 inputs. There were no transfers in or out of Levels 1, 2, or 3 during 2013 and 2012. The Plan’s investments that are measured at fair value on a recurring basis, such as mutual funds and equity securities, are shown in the table below as of December 31, (in thousands):

	2013	2012
Mutual funds:
U.S. large-cap equity funds	$32,472	$25,737
Blended funds	18,611	13,346
U.S. mid-cap equity funds	11,818	8,797
International equity funds	9,562	7,750
U.S. small-cap equity funds	8,735	6,019
Fixed income funds	8,407	9,407
Money market funds	7,127	8,578
Other	3,710	3,911

Total mutual funds	100,442	83,545
Prologis common stock	5,903	5,682
Self directed brokerage account - mutual funds	202	280
Self directed brokerage account - common stock	196	27

Total investments, at fair value	$106,743	$89,534

(3)	Investments

The investments that represent 5% or more of the Plan’s net assets at December 31, 2013 and 2012 are as follows (in thousands):

	2013		2012
Vanguard Institutional Index Fund	$15,097		$11,686
Vanguard Mid-Cap Index Fund Instl	$11,818		$8,797
Vanguard Prime M/M Fund Instl	$7,127		$8,579
Vanguard Sm-Cap Growth Index (Inst)	$6,475		$4,600
Artisan International Institutional	$6,247		$4,988
American Funds Washington Mutual Inv R6	$6,032		$4,591
Prologis common stock	$5,903		$5,682
Vanguard Growth Index Fund Signal	$5,695		$4,782
American Funds Growth Fund of America R6	$5,647		$4,677
Vanguard Interm Term Bond Index (Signal)		(a)	$5,707

(a)	This fund was no longer above 5% at December 31, 2013.

PROLOGIS

401(k) SAVINGS PLAN

Notes to Financial Statements - Continued

During the years ended December 31, 2013 and 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows (in thousands):

	2013	2012
Mutual funds:
U.S. large-cap equity funds	$6,638	$2,348
Blended funds	2,418	1,200
U.S. mid-cap equity funds	2,943	1,019
International equity funds	1,526	1,159
U.S. small-cap equity funds	2,741	1,325
Fixed income funds	(534)	593
Money market funds	—	7
Other	(50)	816

Total mutual funds	15,682	8,467
Prologis common stock	68	1,151
Self directed brokerage account - mutual funds	(42)	40
Self directed brokerage account - common stock	24	(2)

Total net appreciation in fair value of investments	$15,732	$9,656

(4)	Plan Termination

Although the Company has not expressed any intention to terminate the Plan, it may do so at any time. In the event of a termination of the Plan, participants will become fully vested in their accounts and the Plan’s trustee would distribute the assets in the Plan to participants.

Additionally, the Plan’s sponsor may amend the Plan at any time without the consent of any participant or any beneficiary, provided that no amendment deprives any participant of the participant’s vested accrued benefit.

(5)	Tax Status

The Plan adopted a volume submitter plan that received an opinion letter from the Internal Revenue Service dated March 31, 2008, stating that the written form of the underlying prototype plan document is qualified under Section 401 of the Internal Revenue Code (“IRC”), and that any employer adopting this form of the plan will be considered to have a plan qualified under Section 401(a) of the IRC. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. Prologis believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt as of December 31, 2013 and 2012.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax asset or liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013 and 2012, there were no uncertain positions taken or expected to be taken that would require recognition of an asset or liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

PROLOGIS

401(k) SAVINGS PLAN

Notes to Financial Statements - Continued

(6)	Related Party Transactions

Certain Plan investments represented shares of common stock of the Company and self directed brokerage account as of December 31, 2013 and 2012, respectively. These investments and investment transactions qualified as party-in-interest transactions. As discussed in Note 1, Wells Fargo, N.A. is the trustee, as defined by the Plan, and also serves as the record keeper to maintain the individual accounts of each Plan participant.

(7)	Risks and Uncertainties

The Plan provides for various investment options in stocks and other investment securities. Investment securities, in general, are exposed to various risks, such as: significant world events, interest rate, credit and overall market volatility. The Plan may invest in securities with contractual cash flows, such as: asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities; including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available Benefits.

The Plan has a concentration of investments in Prologis common stock. A change in the value of the Company common stock could cause the value of the Plan’s Net Assets Available for Benefits to change due to this concentration.

PROLOGIS	Schedule 1
401(k) SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
(In thousands)
December 31, 2013

Identity of party involved / Description of investment	Current Value
Prologis common stock*	$5,903

Mutual Funds:
American Beacon Sm Cap Value (Inst)	2,260
American Funds Growth Fund of America R6	5,647
American Funds Washington Mutual Inv R6	6,032
Artisan International Institutional	6,247
EII Global Property Institutional	3,710
Metropolitan West High Yield Bond I	3,120
PIMCO Real Return/Institutional	733
Vanguard Balanced Index Fund Signal	4,741
Vanguard Growth Index Fund Signal	5,695
Vanguard Institutional Index Fund	15,097
Vanguard Interm Term Bond Index (Signal)	4,548
Vanguard Mid-Cap Index Fund Instl	11,818
Vanguard Prime Money Market Fd Inst	7,127
Vanguard Short-Term Bond Index (Signal)	5
Vanguard Sm-Cap Growth Index (Inst)	6,475
Vanguard Target Retirement 2015	681
Vanguard Target Retirement 2020	554
Vanguard Target Retirement 2025	4,132
Vanguard Target Retirement 2030	112
Vanguard Target Retirement 2035	4,133
Vanguard Target Retirement 2040	35
Vanguard Target Retirement 2045	2,868
Vanguard Target Retirement 2050	30
Vanguard Target Retirement 2055	426
Vanguard Target Retirement Income	901
Vanguard Total Intl Stock Index Signal	3,315

Total mutual funds	100,442
Self directed brokerage invested account:*	398
Cash - self directed brokerage liquid account:*	28

Participant loans, 4.25% to 9.25%, maturing through October 2023*	1,098

Total investments	$107,869

*	Represents a party-in-interest

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Prologis 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Prologis 401(k) Savings Plan

Dated: June 18, 2014	By:	/s/ Thomas S. Olinger

Thomas S. Olinger
Chief Financial Officer, Prologis, Inc.

Index to Exhibits

23.1	Consent of KPMG LLP